Commission File No. 333-8878




                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2006


                          ULTRAPETROL (BAHAMAS) LIMITED
                 (Translation of registrant's name into English)

                        Ocean Centre, Montague Foreshore
                                  East Bay St.
                                 Nassau, Bahamas
                                P.O. Box SS-19084
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]    Form 40-F [ ]

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Ultrapetrol (Bahamas) Limited on April 3, 2006

Exhibit 1
---------


ULTRAPETROL (BAHAMAS) LIMITED FILES FOR INTIAL PUBLIC OFFERING OF SHARES

Buenos Aires, Argentina, April 3, 2006 - Ultrapetrol (Bahamas) Limited announced that it has filed a Registration Statement with the U.S. Securities and Exchange Commission in connection with a proposed initial public offering of its common stock, to be offered by Ultrapetrol along with certain selling shareholders.

Credit Suisse Securities (USA) LLC and UBS Securities LLC are acting as joint book-running managers of the offering

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A copy of the prospectus relating to these securities may be obtained, when available, from either Credit Suisse Securities (USA) LLC, Prospectus Department, 11 Madison Avenue, New York, New York 10010, 212-325-2580 or UBS Securities LLC, Prospectus Department, 299 Park Avenue, New York, New York 10171, 212-821-3000.

SIGNATURES
----------

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          ULTRAPETROL (BAHAMAS) LIMITED
                                  (registrant)




Dated:  April 3, 2006                        By:   /s/ Felipe Menendez R.
                                                --------------------------------
                                                  Felipe Menendez R.
                                                  President